EXHIBIT 12
PRIMUS GUARANTY, LTD
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS OF SUBSIDIARY
(In thousands, except ratios)

	Years Ended December 31,
	2010	2009	2008	2007	2006

Earnings (loss):
Income (loss) from continuing operations before taxes (a)	$246,872	$1,467,303	$(1,699,903)	$(558,774)	$101,874

Add:
Fixed charges	10,193	12,533	23,674	28,297	16,532

Subtract:
Distributions on preferred securities of subsidiary	(3,162)	(3,417)	(6,642)	(7,568)	(5,683)

Adjusted earnings (loss)	$253,903	$1,476,419	$(1,682,871)	$(538,045)	$112,723

Fixed charges:
Interest expense	7,031	9,116	17,032	20,729	10,849
Distributions on preferred securities of subsidiary	3,162	3,417	6,642	7,568	5,683

Total fixed charges and preferred distributions	$10,193	$12,533	$23,674	$28,297	$16,532

Ratio of earnings to combined fixed charges and distributions on preferred securities of subsidiary	24.91	117.80	(b )	(b )	6.82

(a)	Income (loss) from continuing operations before taxes does not include income (loss) from discontinued operations, distributions on preferred securities of subsidiary or net loss attributable to non-parent interests in CLOs.

(b)	Due to the losses for the years ended December 31, 2008 and 2007, respectively, the ratio coverage was less than 1:1. Additional earnings of approximately $1.7 billion and $566.3 million for the years ended December 31, 2008 and 2007, respectively, would have been needed to achieve the coverage ratio of 1:1.